SEC 1746 (11-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.     )*

THE NEPTUNE SOCIETY, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

640776  20  9

(CUSIP Number)

Tom R. Camp
Green Leaf Investors I, LLC
The Apogee Companies, Inc.
4444 Lakeside Drive, Suite 340
Burbank, CA 91505

(818) 840-1500

With a copy to:

Deborah L. Gunny, Esq.
Reed Smith Crosby Heafey LLP
1901 Avenue of the Stars, Suite 700
Los Angeles, CA 90067

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 25, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ X ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 640776 20 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). The Apogee Companies, Inc. ("Apogee"); FEIN:95-4345844

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 174,302 shares of Common Stock

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 174,302 shares of Common Stock

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 174,302 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 3.02%

14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Green Leaf Investors I, LLC ("Green Leaf"); FEIN: 95-4874092

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 311,448 shares of Common Stock (includes 7,500 shares issuable upon exercise of warrant)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 311,448 shares of Common Stock (includes 7,500 shares issuable upon exercise of warrant)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 311,448 shares of Common Stock (includes 7,500 shares issuable upon exercise of warrant)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 5.39%

14.	Type of Reporting Person (See Instructions) OO

Item 1.	Security and Issuer

The class of equity securities to which this statement relates is the Common Stock of The Neptune Society, Inc., a Florida corporation (the “Issuer”).  The address of the Issuer's  principal executive offices is 4312 Woodman Avenue, Third Floor, Sherman Oaks, California 91423.

Item 2.	Identity and Background
Apogee

The Apogee Companies, Inc. ("Apogee") is a corporation organized under the laws of the State of California.  Its principal business is the acquisition, ownership and management on its own behalf of stocks, bonds, loans, properties, and other investments and such other activities directly related to the foregoing.  The address of its principal business and principal office is 4444 Lakeside Drive, Suite 340, Burbank, California 91505.  During the last five years, Apogee has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  During the last five years, Apogee has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding Apogee was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The following chart sets forth certain information regarding the executive officers and sole director of Apogee, all of whom are employed by Apogee and are citizens of the United States of America and each of whose business address is 4444 Lakeside Drive, Suite 340, Burbank, California 91505:

Name	Position Held

Roy P. Disney	Chairman of the Board, Chief Financial Officer and Sole Director
Tom Camp	Chief Executive Officer and Secretary
James A. Johnson	President
Robert Berry	Director of Finance

The shareholders of Apogee are Roy P. Disney, Trustee of the Roy P. Disney Living Trust U/D/T November 30, 2001, and Roy P. Disney, Tom R. Camp and an independent third party, Trustees of the Roy P. Disney 2002 Grantor Retained Annuity Trust U/D/T April 23, 2002.  The principal business and principal office address of both of such shareholders is 4444 Lakeside Drive, Suite 350, Burbank, California 91505.

During the last five years, none of the persons listed in the chart above nor any of the shareholders of Apogee has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  During the last five years, none of the persons listed in the chart above nor any of the shareholders of Apogee has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding such person was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Green Leaf

Green Leaf Investors I, LLC ("Green Leaf") is a limited liability company organized under the laws of the State of California.  Its principal business is the acquisition, ownership and management on its own behalf of stocks, bonds, loans, properties, and other investments and such other activities directly related to the foregoing.  The address of Green Leaf’s principal business and principal office is 4444 Lakeside Drive, Suite 340, Burbank, California 91505.  Since its organization in 2001, Green Leaf has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  Since its organization in 2001, Green Leaf has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding Green Leaf was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Green Leaf is a manager-managed limited liability company.  The sole manager is The Apogee Management Company, Inc. (“TAM”).  TAM’s principal business and principal office address is 4444 Lakeside Drive, Suite 340, Burbank, California 91505.  TAM’s principal business is to provide management services to Apogee and its affiliates.  The executive officers and sole director of TAM are the same as the executive officers and sole director of Apogee.  The sole shareholder of TAM is Roy P. Disney, Trustee of the Roy P. Disney Living Trust U/D/T November 30, 2001.

The members of Green Leaf consist of three revocable trusts for the minor children of Mr. Disney.  The two co-trustees of each of the trusts are the Chief Executive Officer and Secretary of Apogee (who also serves as the Chief Executive Officer and Secretary of TAM) and an independent third party.  The principal business and principal office address for the trusts and children is 4444 Lakeside Drive, Suite 350, Burbank, California 91505, and each of the children is a citizen of the United States of America.  During the last five years, none of such persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  During the last five years, none of such persons has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding such person was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Apogee and Green Leaf previously had jointly filed a Schedule 13G, which Schedule 13G was later amended to reflect the fact that Apogee no longer owned (and does not now own) 5% or more of the Common Stock of the Issuer.  Neither Green Leaf nor Apogee has acquired any further shares of the Common Stock of the Issuer since the filing of such amended Schedule 13G.  However, as described below, the intent with respect to the shares of the Issuer beneficially owned by them has changed.  Thus, this Schedule 13D is being filed based on the affiliation of Green Leaf and Apogee (see item 2 above).  Although Green Leaf and Apogee are jointly filing this Schedule 13D, neither entity affirms the existence of a group for purposes of Section 13(a) or Section 16 of the Securities Exchange Act of 1934, as amended.  See attached Exhibit A.

Apogee has executed, on behalf of itself and indirectly on behalf of Green Leaf, a letter of intent with the Issuer to acquire substantially all of the operating assets of the Issuer.  A copy of the letter of intent is attached hereto as Exhibit B.  The following summarizes the proposed transaction as described in the letter of intent and is qualified in its entirety by the terms of such letter of intent:

Per the terms of the letter of intent, Apogee intends to form a new entity (“Newco”) which will be a privately held entity.  Although the equity holders of Newco are currently intended to be certain existing shareholders of the Issuer (including each of Apogee and Green Leaf) and certain other individuals or entities not currently shareholders of the Issuer, no agreement or letter of intent has been entered into with any persons regarding the formation of Newco and thus the structure and equity holders of Newco are not now known.

The letter of intent provides that Newco will acquire the operating assets of the Issuer for consideration consisting of:
• cash in the amount of $8,500,000;
• a three-year promissory note made by Newco in favor of Issuer in the initial principal amount of $3,000,000, which note will bear interest at the rate of 6% per annum;
• the assumption of certain specified liabilities, including certain loans due to shareholders of the Issuer in the approximate initial principal amount of $7,400,000, trade account payables, accrued liabilities and certain agreements and employment agreements; and
• the transfer to the Issuer of the stock thereof (and certain rights to acquire stock of the Issuer and rights related thereto), if any, held by the equity holders of Newco.

Although Apogee anticipates that the source of the cash consideration proposed to be delivered by Newco at the closing of the acquisition will be capital contributions from the equity holders of Newco and not from any borrowed funds, the definitive documents with respect to the proposed transaction have not been drafted and thus the source of the funds is not known with certainty at this time.  Although neither Apogee nor Green Leaf currently intends to borrow funds for their capital contributions to Newco, there is no assurance that they will not borrow funds therefor.  Neither Green Leaf nor Apogee knows at this time whether or not any of the other equity holders of Newco will use borrowed funds, cash reserves or other sources of funding to fund their capital contribution to Newco.

The Issuer will retain certain of its assets, including without limitation cash and cash equivalents on hand at the closing.  If the retained cash and cash equivalents are less than $1,650,000, Newco will pay to the Issuer, only out of collected transferred accounts receivable (if any) in excess of the payables assumed by Newco, up to an amount equal to the amount by which $1,650,000 exceeds the retained cash and cash equivalents.  The $8,500,000 cash portion of the purchase price will be subject to downward adjustment on terms to be negotiated.  The Issuer will also retain a sales tax refund in the approximate amount of $750,000.

Apogee’s obligations to complete the acquisition of the operating assets of the Issuer is subject to a number of conditions specified in the letter of intent, including completion of due diligence to Apogee’s absolute satisfaction, negotiation of agreements with the other equity holders of Newco, approval of the transaction by the Board of Directors and shareholders of the Issuer, and negotiation and execution of a definitive asset purchase agreement and ancillary documents.

The letter of intent may expire under the conditions set forth therein.  Additionally, each of Newco and the Issuer is to have the right to terminate the transaction if it is not consummated within six months following execution of the definitive asset purchase agreement.

The foregoing summarizes the proposed transaction.  However, there are no definitive agreements at this time.  As such, there is no assurance that the conditions to the proposed transaction will be met, or, if met, that the transaction will close on the terms described in the letter of intent or at all.

Item 4.	Purpose of Transaction

As noted in item 3 above, it is anticipated that Newco will acquire all of the operating assets of the Issuer.  As a result of such transaction, Newco, a proposed privately held entity, will be the operating entity.  Although Newco is anticipated to employ certain of the key employees of the Issuer following the asset acquisition and assume their existing employment agreements with the Issuer, such assumption is subject to the consent of those key employees and no consents or agreements to that effect have yet been reached.

Item 5.	Interest in Securities of the Issuer

(a)     (i)  Apogee beneficially owns 174,302 shares of Common Stock, which shares represent 3.09% of the Common Stock of the Issuer (based on 5,773,205 shares outstanding, representing the number of shares of Common Stock outstanding as of August 13, 2003 as reported in the Issuer's Form 10-QSB filed August 19, 2003).

(ii)  Green Leaf beneficially owns 311,448 shares of Common Stock (including 7,500 shares issuable upon exercise of a warrant, which warrant is presently exercisable), which shares represent approximately 5.39% of the Common Stock of the Issuer (based on 5,773,205 shares outstanding, representing the number of shares of Common Stock outstanding as of August 13, 2003 as reported in the Issuer's Form 10-QSB filed August 19, 2003).

Other than Apogee and Green Leaf, none of the persons identified in item 2 of this Schedule 13D beneficially owns any other shares of the Common Stock of the Issuer (or holds any warrants, options, convertible debenture or other right to acquire any shares of the Common Stock of the Issuer).

(b) Apogee has the sole power to vote and to dispose of the shares of Common Stock identified in subparagraph 5(a)(i) above as beneficially owned by it.
Green Leaf has the sole power to vote and to dispose of the shares of Common Stock identified in subparagraph 5(a)(ii) above as beneficially owned by it.
(c) Neither Apogee nor Green Leaf has had any transactions in the Common Stock of the Issuer during the past 60 days.
(d) Not applicable.
(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
None.
Item 7.	Material to Be Filed as Exhibits
A. Agreement of Apogee and Green Leaf to file jointly
B. Letter of Intent, dated August 25, 2003, by and between Apogee and the Issuer.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 28, 2003
(Date)

THE APOGEE COMPANIES, INC.

By:	/S/ROY P. DISNEY
Roy P. Disney,
Chairman of the Board

GREEN LEAF INVESTORS I, LLC
	By:	The Apogee Management Company, Inc. (Manager)

	By:	/S/TOM R. CAMP
Tom R. Camp,
Chief Executive Officer

EXHIBIT LIST

A.            Agreement of Apogee and Green Leaf to file jointly

B.            Letter of Intent, dated August 25, 2003, by and between Apogee and the Issuer.

EXHIBIT A

AGREEMENT

The undersigned persons, on August 28, 2003, agree and consent to the joint filing on their behalf of this Schedule 13G in connection with their beneficial ownership of the Common Stock of The Neptune Society, Inc. at August 28, 2003.

THE APOGEE COMPANIES, INC.

By:	/S/ ROY P. DISNEY
Roy P. Disney,
Chairman of the Board

GREEN LEAF INVESTORS I, LLC

By:	The Apogee Management Company, Inc. (Manager)

By:	/S/ TOM R. CAMP
Tom R. Camp,
Chief Executive Officer

EXHIBIT B

August 25, 2003

Via Telecopier

Marco Markin

CEO

The Neptune Society, Inc.

4312 Woodman Ave., 3rd Floor

Sherman Oaks, CA  91423

RE:          The Neptune Society, Inc.

Dear Marco:

In connection with the possible sale by The Neptune Society, Inc., a Florida corporation, and its subsidiaries and affiliates (collectively “Neptune”) of the operating assets of the cremation service business now operated by Neptune under the names “The Neptune Society,” “The Trident Society” and other names (the “Business”), The Apogee Companies, Inc. (“Apogee”) hereby makes the following offer for the purchase of the “Assets” (as defined below) of the Business by a new affiliate of Apogee to be formed (“NEWCO”):

1.             The purchase price for the Assets of the Business will be calculated as set forth in this letter of intent and consist of the following:

a.     $8,500,000 cash at the closing of the purchase and sale;

b.     NEWCO’s $3,000,000 debenture bearing interest at 6% per annum payable on the date three years after the date of the closing of the transaction, to be secured by a pledge of a promissory note to NEWCO from Apogee or its affiliate with resources to meet such obligation for the same amount, term and interest rate;

c.     The assumption of the existing loans from CapEx, L.P. (“CapEx”) and D.H. Blair Investment Banking Corp. (“Blair”) and the other liabilities referred to in Item 3 below; and

d.     Transfer of all stock and stock rights (including options, warrants, first refusals, anti-dilution rights, etc.) in Neptune held by Apogee, Green Leaf Investors I, LLC (“Green Leaf”), CapEx and Blair (approximately 1,428,162 issued and outstanding shares).

2.             NEWCO will purchase substantially all of the operating assets of the Business, including accounts receivable.  Neptune will retain cash and cash equivalents on hand at the closing.  The Assets will specifically exclude a pending refund of sales taxes previously paid to the State of California which shall be a retained asset of Neptune.  For greater certainty, Neptune is due a refund of sales tax previously paid to the State of California that is being retained as an asset by Neptune and, if paid prior to the closing date, shall not be included in the calculation of cash and cash equivalents for purposes of the pro rations referred to below in this Item 2.  The Assets will be confirmed as part of the due diligence process described below and will be detailed in the “Purchase Agreement” also described below.   The cash portion of the purchase price will be adjusted down to the extent the collectible portion of accounts receivable are less than a normalized level of accounts receivable to be negotiated and set forth in the Purchase Agreement.  If the cash and cash equivalents of Neptune retained by Neptune at the closing are less than $1,650,000, NEWCO will pay to Neptune out of, but only out of, collected transferred accounts receivable, if any, in excess of the payables assumed by NEWCO (see item 3 below) up to an amount equal to the amount by which $1,650,000 exceeds such retained cash and cash equivalents.  Such payments will be made as such excess receivables are collected by NEWCO and within 30 days after the end of each month in which collected.  All assets will be delivered free and clear of any and all liens or encumbrances other than the lien securing the loans from CapEx and Blair referred to in Item 3 below and “permitted liens” (as such term shall be defined in the Purchase Agreement).

3.             NEWCO will assume certain liabilities of Neptune and the Business to be agreed upon and set forth in the Purchase Agreement (the “Liabilities”), specifically including the existing loans totaling $7,400,000 (original principal balance) provided by CapEx and Blair; trade payables and accrued liabilities; contracts for the provision of cremation services (and the “Assets” will include all rights to trust funds or insurance policies associated therewith); the obligations under employment agreements described in item 4 below; and liabilities incurred after the closing date under contracts and leases assumed by NEWCO reviewed and approved by Apogee as part of its due diligence referred to below.  Except as

2

specifically set forth in the Purchase Agreement, neither Apogee nor NEWCO will assume any liabilities of Neptune.  Neptune will warrant and represent that trust accounts and insurance policies are sufficient to satisfy all client withdrawal rights.  The cash portion of the purchase price will be adjusted down to the extent trade payables and accrued liabilities to be assumed by NEWCO exceed a normalized level of trade payables and accrued liabilities to be negotiated and set forth in the Purchase Agreement (which you have indicated is approximately $2,400,000).

4.             NEWCO will assume, and Neptune will assign, the existing employment or consulting agreements or other arrangements with Gary Harris, Matthew Hoogendoorn, Doug Irving, Matthew Markin, Barry Maynes and David Schroeder (the “Key Executives”), subject to the consent of the respective Key Executive.  NEWCO will also be free to offer employment effective upon the closing of the purchase and sale to any other employees of the Business on such terms and conditions as are acceptable to NEWCO.  Neptune shall pay any bonus or other incentive compensation to any employee or consultant due under any existing employment or consulting agreement or other arrangement for any period prior to the closing date, and, if applicable, Neptune will reimburse NEWCO for any cash bonus or other cash incentive compensation paid by NEWCO to any and all of Neptune’s employees under existing employment and consulting agreements or other arrangements for any period prior to the closing date.  In any event, Neptune will be responsible for its employees’ and consultants’ bonus and incentive compensation for 2003, even if the transaction closes before December 31, 2003.  NEWCO will offer each of the Key Executives who consents to assignment of his employment agreement to NEWCO and who qualifies as an “accredited investor” the opportunity to contribute his issued and outstanding stock in Neptune to NEWCO in return for an ownership interest in NEWCO on substantially the same basis as Apogee, Green Leaf, CapEx and Blair are contributing their issued and outstanding stock.  The shares, if any, contributed by the Key Executives will be added to the shares to be delivered at the closing of this transaction in item 1.d above and the cash purchase price in item 1.a above will be decreased by $2.00 for each such share.  Any Key Executive contributing Neptune shares to NEWCO will also be required to sign and deliver a buy/sell agreement with respect to the interest in NEWCO issued to him.

5.             The transaction will be contingent upon completion of each of the following to the satisfaction of Apogee in its sole and absolute discretion:

3

a.             Apogee’s completion of its due diligence investigations to the absolute satisfaction of Apogee as to the Business, the Assets and the Liabilities within four weeks after Apogee’s receipt of complete and legible copies of all of the documents set forth on Exhibit “A,” which documents Neptune shall deliver to Apogee as soon as possible after signature of this letter of intent.  Neptune shall also provide to Apogee on a timely basis such other documents and information concerning the Business, the Assets and the Liabilities as Apogee may request and shall provide Apogee free access to all of the files, records and facilities of the Business in order to complete such due diligence investigations;

b.             CapEx and Blair confirming that they are willing to proceed on the terms outlined in this letter of intent and negotiation of agreements acceptable to Apogee in its sole and absolute discretion necessary or desirable to effect the transaction with CapEx, Blair and any of the Key Executives who may elect to contribute Neptune stock to NEWCO;

c.             Consent of the Key Executives to assignment of their employment or consulting agreements to NEWCO and negotiation of agreements acceptable to Apogee in its sole and absolute discretion with any other key employees of the Business other than the Key Executives that NEWCO desires to retain for its continuing operation of the Business;

d.             Approval of the transaction, to the extent required by applicable law, by the Board of Directors and the shareholders of Neptune;

e.             The completion of such filings and applications and the obtaining of such approvals from government and other regulatory agencies as may be required including, but not limited to such filings, applications and approvals as may be required for the transfer of the Business and the Assets to NEWCO and the assumption of the Liabilities by NEWCO without condition or limitation except as may be approved by Apogee in its sole and absolute discretion; and

f.              Signature and delivery by both Neptune and NEWCO of a formal agreement or agreements (the “Purchase Agreement”) embodying the terms and conditions set forth in this letter of intent and such other customary terms and conditions as may be agreed upon in further negotiations, including, but not limited to, representations and warranties, indemnities, provisions for transfers of licenses and authorizations, good faith deposit and kill fee, etc.  If Apogee (in its sole and absolute discretion) approves or waives the conditions in subparagraphs a and b of

4

this item 5, Apogee will cause a draft of the Purchase Agreement to be prepared, and the parties will negotiate the terms and conditions of the Purchase Agreement in good faith and will cooperate and use their best efforts to sign and deliver such agreement within 30 days after satisfaction or waiver of the conditions in subparagraphs a and b of this item 5.  If Neptune and Apogee are unable to reach agreement in good faith and Neptune and NEWCO fail to sign and deliver the Purchase Agreement within such 30 day period, this letter of intent shall terminate and be of no further force and effect, and neither Neptune nor Apogee shall have any further obligation to the other hereunder, except that the obligations of confidentiality in item number 6 below shall survive termination of this letter of intent.

6.             Except as may be required by applicable law, neither Neptune nor Apogee, nor any of their respective subsidiaries or affiliates, shall issue any press release or otherwise make any public statement with respect to a potential agreement or to the transactions contemplated hereby or any of the terms thereof without the prior written consent of both Neptune and Apogee (which consent shall not be unreasonably withheld).  Neptune and Apogee intend to issue a joint press release, mutually satisfactory to the parties, promptly after the signature and delivery of this agreement.  Each party acknowledges that the other party will be supplying it with information that is highly sensitive and confidential and agrees to respect and take reasonable precautions to protect such confidentiality.

7.             In order that the Purchase Agreement may be concluded as expeditiously as practical, so long as Apogee is continuing its due diligence investigations or Neptune and Apogee are continuing negotiation of the Purchase Agreement, Neptune agrees to suspend and withdraw and refrain from any pending or proposed negotiations with persons or entities, other than Apogee, regarding the sale of either the assets (except sales in the ordinary course of business) or the capital stock of Neptune.  Neptune further agrees to operate the Business in the ordinary course consistent with past practice and to maintain the Assets and the Business in substantially their present condition.

8.             Neptune will propose a tentative allocation of the purchase price among the Assets for Apogee’s approval, such approval not to be unreasonably withheld.  If Neptune and Apogee are unable to agree upon such allocation, they will select a mutually acceptable appraiser to value the Assets and determine the allocation of the purchase price.  Such allocation is intended to comply with the

5

requirements of Section 1060 of the Internal Revenue Code and will be set forth in, or as an exhibit to, the Purchase Agreement.

Neptune and Apogee, by their respective signatures on this letter of intent, each represents and warrants to the other that this agreement has been approved by its respective Board of Directors.  Subject to the conditions set forth in this letter of intent, Neptune and Apogee agree to exercise their best efforts and to cooperate to obtain approval of the shareholders of Neptune for the transaction described herein, to the extent such approval is required, and to obtain such other approvals from government and other regulatory agencies as may be required.

While Neptune and Apogee intend this to be a binding letter of intent and to create contractual obligations between them if Neptune timely accepts the offer set forth herein, Neptune acknowledges that this document precedes the undertaking by Apogee of such due diligence investigations as it desires and that the completion of such due diligence investigations will necessarily precede the negotiation, signature and delivery by NEWCO of the Purchase Agreement and may result in an election by Apogee not to proceed with a transaction as outlined in this letter.  Neptune and Apogee further acknowledge that substantial terms remain to be negotiated in connection with the Purchase Agreement.  Accordingly, while the parties may proceed in good faith to negotiate the Purchase Agreement on the terms of this letter of intent, it is understood and agreed that in the event that the parties are unable to reach agreement as to any of the material terms and conditions of the Purchase Agreement after good faith negotiation, neither party will have any liability to the other for the failure to complete a transaction and each party shall bear all of its own expenses.  If Neptune and NEWCO enter into the Purchase Agreement but are not able for any reason (other than breach by one of them) to close the transaction on or before the date six months after the signature and delivery of the Purchase Agreement, NEWCO and Neptune will each have the right to terminate the Purchase Agreement and this agreement by written notice to the other.

This letter of intent shall be governed, interpreted and construed in accordance with the laws of the State of California, without giving effect to its principles or rules regarding conflicts of laws, other than such principles directing application of California law.

If the foregoing is acceptable to Neptune, please so indicate by signing and returning a copy of this letter to me at the above address before 5:00 p.m. Pacific

6

Time on Tuesday, August 26, 2003.  Such acknowledgement will also constitute Neptune’s consent to Apogee commencing discussions with CapEx and Blair and various executive-level employees of Neptune for such agreements with them as may be necessary or desirable for the transactions outlined above.

If we do not hear from you by such date and time, we will assume that Neptune has no interest in pursuing a possible transaction as outlined above, in which case this letter of intent shall terminate and be of no further force and effect and neither Neptune nor Apogee shall have any further obligation to the other hereunder.

THE APOGEE COMPANIES, INC.

		By	/S/ TOM R. CAMP
Tom R. Camp, CEO

Accepted and Agreed:

The Neptune Society, Inc.

By	/S/ MARCO MARKIN
Marco Markin, CEO

TRC/vg
cc:	Roy P. Disney
Robert A. Berry
Deborah Gunny, Esq.

7

Exhibit “A”

Disclosure Documents

1.             True and complete copies of the following as amended to date:

a.     Agreements, loans, debentures, options, etc. between Neptune and CapEx, L.P., D.H. Blair Investment Company, Inc. and any of their subsidiaries or affiliates;

b.     Employment or consulting agreements with all employees and consultants of the Business, including, but not limited to, the following individuals:  Gary Harris, Matthew J. Hoogendoorn, Douglas J. Irving, Barry Maynes, Matthew Markin, and David Schroeder;

c.     Facility and operating location leases;

d.     Agreements for the outsourcing of cremation or other services with third parties in each location in which Neptune currently does business; and

e.     Any other agreements proposed to be assigned to and assumed by NEWCO.

2.             A current list of personnel at the corporate office and at each of the locations, including independent contractors who serve as commissioned sales representatives, showing name, job title, reporting obligations, current salary or commission and any bonus or incentive compensation;

3.             Price lists for services and merchandise offered at each of the Neptune locations;

4.             Standard forms of agreements used at each location for pre-need and at-need cremation services and merchandise (including any trust agreements, insurance policies, and other agreements entered into in connection therewith);

5.             Licenses and other authorizations held in each of the states in which Neptune currently does business;

6.             Schedules showing institutions where all trust funds are invested, and a further breakdown as to how funds are invested at each institution (if more than one);

7.             Detail general ledger and management financial statements for all entities for the years ended December 31, 2002 and 2001, plus for 6 months ended June 30, 2003, showing activity separately by location and at the corporate level;

8.             Corporate federal income tax returns for years ended December 31, 2002 and 2001; and

9.             Operating Budget for calendar 2003.